UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the six months ended June 30, 2015.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-4, filed with the Securities and Exchange Commission (the "Commission") on August 24, 2015 (File No. 333-206542) and the Company's Registration Statement on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: October 5, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2015

General

We are Frontline Ltd., an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on June 12, 1992 (Company No. EC-17460). Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at that address is +(1) 441 295 6935.

We are engaged primarily in the ownership and operation of oil tankers. We operate oil tankers of two sizes: Very Large Crude Carriers, or VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt.  Our VLCCs are specifically designed for the transportation of crude oil and, due to their size, are primarily used to transport crude oil from the Middle East Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port. Our Suezmax tankers are similarly designed for worldwide trading, but the trade for these vessels is mainly in the Atlantic Basin, the Middle East and Southeast Asia.

We operate through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of June 30, 2015 our tanker fleet consisted of 23 vessels and was comprised of 14 VLCCs and nine Suezmax tankers, of which two Suezmax tankers are owned and the remaining 21 vessels are chartered in. We also had 10 VLCCs, 8 Suezmax tankers, 10 LRII/Aframax tankers and 16 MRII/Handysize tankers under commercial management.  LRII/Aframax tankers are vessels between 80,000 and 120,000 dwt, and MRII/Handysize tankers are vessels between 15,000 and 60,000 dwt.

The Company's common shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2015 and June 30, 2014.

Total operating revenues and voyage expenses and commissions

	Six months ended June 30,
(in thousands of $)	2015	2014
Time charter revenues	40,514	6,566
Bare boat charter revenues	—	8,685
Voyage charter revenues	218,284	256,991
Other income	20,356	16,728
Total operating revenues	279,154	288,970

Voyage expenses and commissions	75,719	152,809

Time charter revenues increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	an increase of $28.8 million due to the delivery of four VLCCs onto time charters from voyage charters (one in January 2015 and three in February 2015),

•	an increase of $3.8 million due to the transfer of two Suezmax tankers onto time charter in August 2014 and June 2015, and

•	an increase of $1.3 million due to the transfer of one Suezmax tanker onto short term time charter in May 2015.

Bareboat charter revenues decreased in the six months ended June 30, 2015 as compared to the six months ended June 31, 2014 primarily due to the de-consolidation of the Windsor group in July 2014.

Voyage charter revenues decreased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•
a decrease of $38.0 million due to the redelivery of four VLCCs and two Suezmax tankers onto time charters (one VLCC in January 2015 and three VLCCs in February 2015 and one Suezmax tanker in each of August 2014 and June 2015),

•	the redelivery by the Company of three VLCCs which were chartered-in, in November 2014, resulting in a decrease in revenues of $26.8 million,

•	the de-consolidation of the Windsor group in July 2014, resulting in a decrease in revenues of $13.6 million, and

•	the sale of one VLCC in March 2014 and one VLCC in October 2014 resulting in a decrease of voyage revenues of $12.4 million.

These factors were partially offset by:

•	an increase of $31.9 million due to an increase in market rates,

•	an increase of $17.3 million due to the delivery of two Suezmax newbuildings in May 2014 and January 2015, and

•	an increase of $2.9 million due to a decrease in off-hire and commercial waiting time.

The increase in other income in 2015 as compared to 2014 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in newbuilding supervision fees derived from related parties and third parties.

Voyage expenses and commissions decreased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	a decrease of $25.0 million due to a reduction in bunker costs,

•
a decrease of $22.9 million due to the delivery of four VLCCs and two Suezmax tankers onto time charters (one VLCC in January 2015 and three VLCCs in February 2015 and one Suezmax tanker in each of August 2014 and June 2015),

•	the redelivery of three VLCCs chartered-in under capital leases, resulting in a decrease in voyage expenses of $18.1 million,

•	a decrease of $9.4 million due to the de-consolidation of the Windsor group in July 2014, and

•	the sale of two VLCCs in March 2014 and October 2014 resulting in a decrease in voyage expenses of $6.2 million.

These factors were partially offset by an increase of $4.4 million due to the delivery of two Suezmax newbuildings in May 2014 and January 2015.

Loss from sale of vessel

	Six months ended June 30,
(in thousands of $)	2015	2014
Loss from sale of vessel	—	(15,727)

The loss from sale of vessel in in the six months ended June 30, 2014 is attributable to the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014. The vessel was owned by a subsidiary of ITCL.

Ship operating expenses

	Six months ended June 30,
(in thousands of $)	2015	2014
VLCC	25,955	35,732
Suezmax	16,092	10,432
Total ship operating expenses	42,047	46,164

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs decreased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	a decrease of $4.7 million due to the termination of the long term charter parties in November 2014 of three vessels, which had been chartered-in under capital leases,

•	a decrease of $2.4 million due to the disposal of two vessels in March 2014 and October 2014,

•	a decrease of $3.0 million due to the de-consolidation of the Windsor group, removing the operating expenses of two vessels,

•	a decrease of $1.6 million due to a one-off receipt in relation to a general average insurance claim, and

•	a decrease of $0.6 million due to a general decrease in operating expenses.

These factors were partially offset by an increase in dry docking costs of $2.5 million due to two vessels docking in 2015 compared with one in 2014.

Suezmax operating costs increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	an increase in dry docking costs of $2.9 million due to two vessels docking in 2015 compared with nil in 2014,

•	an increase of $2.1 million due to the delivery of two newbuildings in May 2014 and January 2015, respectively,

•	an increase of $0.2 million due to the write off of an outstanding claim in the first quarter of 2015, and

•	an increase of $0.5 million due to a general increase in operating expenses.

Contingent rental expense

	Six months ended June 30,
(in thousands of $)	2015	2014
Contingent rental expense	34,470	13,141

The contingent rental expense represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.
In the six months ended June 30, 2015, there was an expense of $14.6 million (six months ended June 30 2014: income of $0.4 million) relating to the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was $19.9 million (six months ended June 30 2014: $13.5 million). The increase in contingent rental expense is due to higher vessel earnings in 2015.
Administrative expenses

	Six months ended June 30,
(in thousands of $)	2015	2014
Administrative expenses	20,363	19,394

Administrative expenses increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to an increase in newbuilding supervision costs, all of which is recharged to related parties.
Impairment loss on vessels

	Six months ended June 30,
(in thousands of $)	2015	2014
Impairment loss on vessels	—	56,178

During the six months ended June 30, 2014, the Company identified three vessels held under capital lease where the future estimated cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded an impairment loss of $56.2 million in 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($18.5 million), Front Commerce ($17.0 million) and Front Comanche ($20.7 million). The impairment loss recorded on the vessels held under capital lease vessel is equal to the difference between the asset's carrying value and estimated fair value at June 30, 2014.

Depreciation

	Six months ended June 30,
(in thousands of $)	2015	2014
Depreciation	34,064	45,526

Depreciation expense decreased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	a decrease of $5.8 million due to the de-consolidation of Windsor group in July 2014,

•	a decrease of $5.0 million due to redelivery of three VLCCs, chartered in under capital leases, in November 2014,

•	a decrease of $2.0 million due to the sale of one VLCC in March 2014 and one VLCC in October 2014, and

•	a decrease of $0.3 million due to decrease in non-vessel depreciation due to assets fully depreciated.

These factors were partially offset by an increase of $1.6 million due to the delivery of two Suezmax tanker newbuildings in May 2014 and January 2015.

Interest income

	Six months ended June 30,
(in thousands of $)	2015	2014
Interest income	25	18

Interest income in the six months ended June 30, 2015 and the six months ended June 30, 2014 and relates solely to interest received on bank deposits.

Interest expense

	Six months ended June 30,
(in thousands of $)	2015	2014
Interest expense	(26,882)	(42,781)

Interest expense decreased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	a decrease of $8.5 million as a result of the de-consolidation of the Windsor group in July 2014,

•	a decrease of $4.6 million due to the redelivery three VLCCs in November 2014 and the reduction of lease obligations as a result of payments made during 2014 and 2015,

•	a decrease of $2.9 million due to repayment of debt as a result of the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014 and the VLCC Ulriken in October 2014, and

•
a decrease of $3.0 million due to the redemption of the Company’s convertible bond debt in April 2015. This is in addition to the repurchases of this debt in October 2014 and February 2015, along with debt for equity exchanges in October 2014 and December 2014.

These factors were partially offset by:

•
a $1.6 million increase as a result of the interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on the Front Comanche, Front Commerce and Front Opalia in November 2014 net of the reduction in lease obligations as a result of payments made during 2014 and 2015 on Golden Victory and Front Champion.

•	an increase of $0.8 million due to the draw down of financing on two Suezmax tankers, and

•	an increase of $0.7 million due to the capitalization of interest on newbuilding installments paid during 2014. No installments were paid during 2015.

Share of results from associated companies

	Six months ended June 30,
(in thousands of $)	2015	2014
Share of results from associated companies	2,271	7,967

As of June 30, 2015, the Company accounted for one investee (June 30, 2014: four investees) under the equity method.
Share of results from associated companies in the six month ended June 30, 2015 represent earnings from Frontline 2012. Share of results from associated companies in the six month ended June 30, 2014 includes earnings from Frontline 2012 of $8.3 million and losses of $0.3 million from the three entities in the Calpetro Group, which were de-consolidated on October 1, 2014.
Mark to market gain on derivatives

	Six months ended June 30,
(in thousands of $)	2015	2014
Mark to market gain on derivatives	18	—

The mark to market gain on derivatives in 2015 relates to the Company's trading in bunker swaps agreements.

Gain on redemption of debt

	Six months ended June 30,
(in thousands of $)	2015	2014
Gain on redemption of debt	333	—

The gain on redemption of debt in the six months ended June 30, 2015 resulted from the purchase of $33.3 million notional value of the Company's convertible bonds for a purchase price of $33.0 million in February 2015.
Dividend received

	Six months ended June 30,
(in thousands of $)	2015	2014
Dividend received	397	109
Dividend received in the six months ended June 30, 2015 and 2014 comprise dividends received from Ship finance and AGHL.

Other non-operating items

	Six months ended June 30,
(in thousands of $)	2015	2014
Other non-operating items	7	578

Other non-operating items primarily comprise bank charges and the amortization of deferred gains.

Net (income) loss attributable to non-controlling interest

	Six months ended June 30,
(in thousands of $)	2015	2014
Net (income) loss attributable to non-controlling interest	(221)	3,843

Net (income) loss attributable to non-controlling interest in the six months ended June 30, 2015 and 2014 relates to the non-controlling interests share in the results of ITCL.
Liquidity and Capital Resources

Net cash provided by operating activities was $88.7 million in the six months ended June 30, 2015 compared with $20.7 million in the six months ended June 30, 2014. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent ("TCE") rates earned by the Company's vessels in periods subsequent to June 30, 2015 compared with the actual TCE rates achieved during the six months ended June 30, 2015, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. The Company's cash position increased from $64.1 million to $78.2 million during the six months ended June 30, 2015.

The Company estimated average total cash cost break even rates for the remainder of 2015 on a TCE basis for its VLCCs and Suezmax tankers of approximately $24,500 and $21,000, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expense, bare boat hire and corporate overhead costs in 2015. These rates do not take into account capital expenditures. TCE rates are the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. The average daily TCEs earned in the spot and period market in the six months ended June 30, 2015 by the Company's VLCCs and Suezmax tankers were $50,000 and $33,400, respectively,

As of June 30, 2015 and December 31, 2014, the Company had cash and cash equivalents of $78.2 million and $64.1 million, respectively. As of June 30, 2015 and December 31, 2014, the Company had restricted cash of $0.4 million and $42.1 million, respectively. Restricted cash balances at June 30, 2015 and December 31, 2014 include $nil and $41.1 million, respectively, held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments, which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements.

The Company issued 31,032,865 new shares under its ATM program during the six months ended June 30 2015, generating net proceeds of $88.0 million compared to 11,694,574 new shares issued under the ATM program during the six months ended June 30 2014. generating net proceeds of $47.7 million. No shares have been issued under the ATM program subsequent to June 30, 2015 and the ATM program is now fully utilized as of 30th June 2015.

In June 2014, the Company entered into a $60.0 million term loan facility to part finance its two Suezmax newbuildings. $30.0 million of this facility was drawn down in the third quarter of 2014 and $30.0 million was drawn down in January 2015 upon the delivery of the second newbuilding.

In the February 2015, the Company reduced the outstanding balance on its convertible bond loan, which matured in April 2015, from $126.7 million at December 31, 2014 to $93.4 million at March 31, 2015 through a bond buy back. The remaining outstanding balance on the convertible bond loan of $93.4 million was fully repaid on maturity in April 2015.

In June 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, along with amendments to the charter ancillary agreements and related management agreements. As a result, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. Management fees due from Ship Finance were increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 55 million new shares to Ship Finance with a value of $150.2 million and the profit share above the new daily hire rates was increased from 25 percent to 50 percent. As a result of this, obligations under capital leases were reduced by $217.5 million and vessels under capital leases were reduced by $67.3 million at June 30, 2015 due to the allocation of the $150.2 million share issue to vessels under capital lease.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, spot market rates for vessels and foreign currency fluctuations. We may enter into Forward Freight Agreements, or FFAs, and futures for trading purposes in order to manage our exposure to the risk of movements in the spot market for certain trade routes and, to some extent, for speculative purposes. We did not enter into any FFAs in the six months ended June 30, 2015 and June 30, 2014. The Company entered into two bunker swap contracts in the six months ended June 30, 2015 (six months ended June 30, 2014: no contracts). These two contracts were outstanding as of June 30, 2015 (December 31, 2014: no contracts) and the Company recorded a gain on them of $0.02 million in the six months ended June 30, 2015, which is included in "Mark to market gain on derivatives".

As of December 31, 2014, the fair market value of our fixed rate debt was $147.5 million. This fixed rate debt was fully repaid in the six months ended June 30, 2015.

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Certain of our subsidiaries report in Sterling, Norwegian Kroner or Singapore Dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of our cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in our consolidated financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	our ability to generate cash to service our indebtedness;

•	our ability to continue to satisfy our covenants, or obtain waivers relating to such covenants from our lenders;

•	our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our counterparties' ability or willingness to honor their obligations under agreements with us;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charter hire rates and vessel values;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which we operate;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	the imposition of sanctions by the Office of Foreign Assets Control of the Department of the U.S. Treasury or pursuant to other applicable laws or regulations against us or any of our subsidiaries;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents;

•	piracy or political events; and

•
other important factors described under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014, as well as those described from time to time in the reports filed by us with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other periodic reports that we will file with the Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2015 and June 30, 2014
(in thousands of $, except per share data)

	2015	2014
Operating revenues
Time charter revenues	40,514	6,566
Bareboat charter revenues	—	8,685
Voyage charter revenues	218,284	256,991
Other income	20,356	16,728
Total operating revenues	279,154	288,970
Loss from sale of vessel	—	(15,727)
Voyages expenses and commissions	75,719	152,809
Contingent rental expense	34,470	13,141
Ship operating expenses	42,047	46,164
Administrative expenses	20,363	19,394
Impairment loss on vessels	—	56,178
Depreciation	34,064	45,526
Total operating expenses	206,663	333,212
Net operating income (loss)	72,491	(59,969)
Other income (expenses)
Interest income	25	18
Interest expenses	(26,882)	(42,781)
Share of results from associated companies	2,271	7,967
Foreign currency exchange loss	57	88
Mark to market gain on derivatives	18	—
Gain on redemption of debt	333	—
Dividend received	397	109
Other non-operating items	7	578
Net other expenses	(23,774)	(34,021)
Net income (loss) before income taxes and non-controlling interest	48,717	(93,990)
Income tax expense	(2)	(168)
Net income (loss)	48,715	(94,158)
Net (income) loss attributable to non-controlling interest	(221)	3,843
Net income (loss) attributable to Frontline Ltd.	48,494	(90,315)

Basic and diluted earning (loss) per share attributable to Frontline Ltd. ($)	0.35	(0.95)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2015 and June 30, 2014
(in thousands of $)

	2015	2014
Comprehensive income (loss)
Net income (loss)	48,715	(94,158)
Unrealized (loss) gain from marketable securities	(421)	867
Foreign currency translation loss	(70)	(106)
Other comprehensive (loss) income	(491)	761
Comprehensive income (loss)	48,224	(93,397)

Comprehensive income (loss) attributable to stockholders of Frontline Ltd.	48,003	(89,554)
Comprehensive income (loss) attributable to non-controlling interest	221	(3,843)
	48,224	(93,397)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014
(in thousands of $)

	2015	2014
ASSETS
Current assets
Cash and cash equivalents	78,159	64,080
Restricted cash and investments	411	42,074
Marketable securities	23,423	2,624
Trade accounts receivable, net	29,277	18,943
Related party receivables	13,810	12,637
Other receivables	14,320	16,703
Inventories	21,661	28,920
Voyages in progress	35,851	40,373
Prepaid expenses and accrued income	4,331	3,861
Investment in finance lease	3,304	3,028
Derivative instruments receivable	18	—
Total current assets	224,565	233,243
Long term assets
Newbuildings	—	15,469
Vessels and equipment, net	111,382	56,624
Vessels and equipment under capital lease, net	450,952	550,345
Investment in associated companies	41,168	60,000
Deferred charges	442	696
Investment in finance lease	44,077	45,790
Other long term assets	—	12
Total assets	872,586	962,179

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	4,006	165,357
Current portion of obligations under capital leases	79,588	78,989
Related party payables	49,483	55,713
Trade accounts payable	11,353	3,098
Accrued expenses	22,861	22,445
Deferred charter revenue	2,982	490
Other current liabilities	2,087	2,496
Total current liabilities	172,360	328,588
Long-term debt	54,018	27,500
Related party payables	103,579	109,952
Obligations under capital leases	324,994	564,692
Other long-term liabilities	2,042	2,096
Total liabilities	656,993	1,032,828
Commitments and contingencies
Equity (deficit)

Share capital (198,375,854 shares, par value $1.00 (December 31, 2014; 112,342,989 shares, par value $1.00))	198,376	112,343
Additional paid in capital	396,153	244,018
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(4,749)	(4,258)
Retained deficit	(848,719)	(897,213)
Total equity (deficit) attributable to Frontline Ltd.	215,190	(70,981)
Non-controlling interest	403	332
Total equity (deficit)	215,593	(70,649)
Total liabilities and equity (deficit)	872,586	962,179

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and June 30, 2014
(in thousands of $)

	2015	2014

Net cash provided by (used in) operating activities	88,670	20,723

Change in restricted cash	41,663	31,712
Additions to newbuildings, vessels and equipment	(41,288)	(42,865)
Finance lease payments received	1,438	1,213
Proceeds from sale of vessels and equipment	—	27,164
Net investment in associated companies	—	1,346
Net cash provided by investing activities	1,813	18,570

Net proceeds from issuance of shares	88,018	47,653
Proceeds from issuance of long term debt, net of fees paid	30,023	—
Repayment of long-term debt	(164,523)	(51,905)
Repayment of capital leases	(27,892)	(22,856)
Repayment of related party loan note	(1,880)	(3,508)
Dividends paid	(150)	—
Net cash used in financing activities	(76,404)	(30,616)

Net change in cash and cash equivalents	14,079	8,677
Cash and cash equivalents at start of period	64,080	53,759
Cash and cash equivalents at end of period	78,159	62,436

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2015 and June 30, 2014
(in thousands of $, except number of shares)

	2015	2014
Number of share outstanding
Balance at beginning of period	112,342,989	86,511,713
Shares issued	86,032,865	11,694,574
Balance at end of the period	198,375,854	98,206,287

Share capital
Balance at beginning of period	112,343	86,512
Shares issued	86,033	11,694
Balance at end of the period	198,376	98,206

Additional paid in capital
Balance at beginning of the period	244,018	149,985
Stock option expense	—	37
Shares issued	152,135	37,929
Balance at end of the period	396,153	187,951

Contributed surplus
Balance at beginning and end of the period	474,129	474,129

Accumulated other comprehensive loss
Balance at beginning of the period	(4,258)	(3,303)
Other comprehensive (loss) income	(491)	761
Balance at end of the period	(4,749)	(2,542)

Retained deficit
Balance at beginning of the period	(897,213)	(734,275)
Net income (loss)	48,494	(90,315)
Balance at end of the period	(848,719)	(824,590)

Total equity (deficit) attributable to Frontline Ltd.	215,190	(66,846)

Non-controlling interest
Balance at beginning of the period	332	8,901
Net income (loss)	221	(3,843)
Dividends paid	(150)	—
Balance at end of the period	403	5,058

Total equity (deficit)	215,593	(61,788)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on March 16, 2015. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2015 are not necessarily indicative of the results for the entire year ending December 31, 2015.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2014.

3. RECENT ACCOUNT PRONOUNCEMENTS

Accounting Standards Update No. 2015-03 Interest-Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs. This Update was issued as part of an initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company had debt issuance costs of $0.4 million at June 30, 2015 (December 31, 2014: $0.7 million), which would be required to be presented as a deduction from the carrying amount of its debt.

Accounting Standards Update No. 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory. The FASB issued this Update as part of its Simplification Initiative. The amendments in this Update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date. On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) for which the effective date for the Company was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year.

Accounting Standards Update 2015-15 Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015. This Update made certain amendments to Subtopic 835-30 concerning Interest-Imputation of Interest and Other Presentation Matters. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

4. EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the period and net income (loss). The assumed exercise of stock options using the treasury stock method was anti-dilutive for all periods presented as the exercise price was higher than the share price at June 30, 2015 and June 30, 2014. The convertible bonds using the if-converted method were anti dilutive for the six months ended June 30, 2015 and June 30, 2014.

The components of the numerator for the calculation of basic and diluted earnings per share are as follows:

	Six months ended June 30,
(in thousands of $)	2015	2014
Net income (loss) attributable to Frontline Ltd.	48,494	(90,315)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Six months ended June 30,
	2015	2014
Weighted average number of shares (000s)	136,869	95,349

5. LOSS ON SALE OF VESSEL

The loss on sale of assets in the six months ended June 30, 2014 is attributable to the sale of the VLCC Ulysses (ex Phoenix Voyager) in March 2014.

6. IMPAIRMENT LOSS

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels and equipment may not be recoverable. During the six months ended June 30, 2015, the carrying value of the Companies vessels did not exceed their recoverable amount.

During the six months ended June 30, 2014, the Company identified three vessels held under capital lease where they believed that future cash flows for each vessel was less than the carrying value and, therefore, not fully recoverable. The Company recorded a vessel impairment loss of $56.2 million in the six months ended June 30, 2014. This loss relates to three vessels leased from Ship Finance and recorded as vessels under capital lease - Front Opalia ($18.5 million), Front Commerce ($17.0 million) and Front Comanche ($20.7 million). The impairment loss recorded on each vessel is equal to the difference between the asset's carrying value and estimated fair value. In July 2014, it was agreed that the leases on these vessels would be terminated, with expected termination in the fourth quarter of 2014 subject to normal closing conditions, and a 75% lease termination probability was assigned to these three vessels as of June 30, 2014 based on the status of discussions at that time.

7. MARKETABLE SECURITIES

The balance at June 30, 2015 comprises 0.2 million shares in AGHL and 4.2 million shares in Golden Ocean Group Limited, both of which were received as a result of the Company's shareholding in Frontline 2012 and stock dividends paid by Frontline 2012 in the six months ended June 30, 2015.

8. NEWBUILDINGS

The Suezmax newbuilding, Front Idun, was delivered on January 6, 2015 following payment of the final installment of $40.9 million.

9. VESSELS AND EQUIPMENT, NET

In January 2015, the Company took delivery of Front Idun, the second of the two Suezmax newbuildings the Company has ordered from Rongsheng shipyard.

10. DEBT

The Company drew down $30.0 million from its $60.0 million term loan facility in the six months ended June 30, 2015 to part finance the delivery of its Suezmax newbuilding, Front Idun, in January 2015 and repaid $1.5 million of this facility in the same period.

In January 2015, a wholly-owned subsidiary of the Company repaid the full outstanding balance of $36.7 million following the sale of the Ulriken. Repayment was made from the net sale proceeds and restricted cash held by subsidiaries of ITCL.

In February 2015, the Company bought $33.3 million notional principal of its convertible bond at a purchase price of 99% reducing the outstanding balance of $126.7 million at December 31, 2014 to $93.4 million. This balance was fully repaid on maturity in April 2015.

Assets pledged

(in thousands of $)	2015	2014
Vessels and equipment, net,	110,704	55,812
Restricted cash and investments	—	38,560

At June 30, 2015, two vessels (December 31, 2014: one vessel) were pledged as security for the Company's $60.0 million term loan facility. At December 31, 2014, restricted cash and investments were pledged as security for the 8.04% First Preferred Mortgage Term Notes.

11. SHARE CAPITAL

In January 2015, the Company's ATM program was increased to having aggregate sales proceeds of up to $150.0 million, from up to $100.0 million. The Company issued 31,032,865 new shares under its ATM program in the six months ended June 30, 2015. The ATM program is fully utilized as of June 30, 2015.

In June 2015, the Company issued 55.0 million new shares to Ship Finance in return for amendments to the charter parties for 17 vessels, leased in under finance lease.

The Company has an issued share capital at June 30, 2015 of $198,375,854 divided into 198,375,854 shares (December 31, 2014: $112,342,989 divided into 112,342,989 shares).

12. FINANCIAL INSTRUMENTS

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of June 30, 2015 and December 31, 2014 are as follows:

	2015		2014
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	78,159	78,159	64,080	64,080
Restricted cash and investments	411	411	42,074	42,074
Marketable securities	23,423	23,423	2,624	2,624
Derivative instruments receivable - bunker swaps	18	18	—	—
Liabilities:
8.04% First Preferred Mortgage Term Notes	—	—	36,657	33,143
4.5% Convertible Bond	—	—	126,700	114,347
Floating rate debt	58,000	58,000	29,500	29,500

The estimated fair value of financial assets and liabilities at June 30, 2015 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	78,159	78,159	—	—
Restricted cash and investments	411	411	—	—
Marketable securities	23,423	23,423	—	—
Derivative instruments receivable - bunker swaps	18	18	—	—
Liabilities:
Floating rate debt	58,000	—	58,000	—

The estimated fair value of financial assets and liabilities at December 31, 2014 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	64,080	64,080	—	—
Restricted cash and investments	42,074	42,074	—	—
Marketable securities	2,624	2,624	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	33,143	—	33,143	—
4.5% Convertible Bond	114,347	—	114,347	—
Floating rate debt	29,500	—	29,500	—

The following methods and assumptions were used to estimate the fair value of each class of financial asset and liability:

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

Bunker swaps - the fair value of the Company’s bunker swaps is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed bunker prices, current bunker prices, and the current credit worthiness of the derivative counterparty. The estimated amount is the present value of future cash flows. The Company transacts all of its bunker swaps over-the-counter and requires no collateral from the counterparty.

First Preferred Mortgage Term Notes – the fair values are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the period end (level two per ASC Topic 820).

Convertible Bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

U.S Dollar denominated floating rate debt - the carrying values in the balance sheet approximate their fair value since it bears variable interest rates, which reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis

At December 31, 2014, the VLCC Front Century was measured at fair value of $21.1 million , which was determined using level three inputs being the discounted expected cash flows from the leased vessel at June 30, 2013 of $25.8 million, less subsequent depreciation.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and The Bank of New York. However, the Company believes this risk is remote.

13. RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. A summary of leasing transactions with Ship Finance during the six months ended June 30, 2015 and June 30, 2014 is as follows:

	Six months ended June 30,
(in thousands of $)	2015	2014
Charter hire paid (principal and interest)	53,324	62,920
Contingent rental expense	19,890	13,504
Remaining lease obligation	279,513	709,797

In June 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, along with amendments to the charter ancillary agreements and related management agreements. As a result, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. Management fees due from Ship Finance were increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 55.0 million new shares to Ship Finance in June 2015 with a value of $150.2 million and the profit share above the new daily hire rates was increased from 25 percent to 50 percent. As a result of this, obligations under capital leases were reduced by $217.5 million and vessels under capital leases were reduced by $67.3 million at June 30, 2015 due to the allocation of the $150.2 million share issue to vessels under capital lease.

A summary of net amounts earned (incurred) from related parties, excluding Ship Finance lease related transactions above, during the six months ended June 30, 2015 and June 30, 2014 is as follows:

	Six months ended June 30,
(in thousands of $)	2015	2014
Seatankers Management Co. Ltd	1,811	1,101
Golar LNG Limited	34	895
Golar LNG Partners LP	—	87
Ship Finance International Limited	2,081	3,108
Golden Ocean Group Limited	8,783	1,867
Frontline 2012 Ltd	5,481	5,172
Bryggegata AS	(1,440)	(1,051)
Arcadia Petroleum Limited	211	354
Seadrill Limited	552	1,273
North Atlantic Drilling Limited	103	259
Archer Limited	222	255
Deep Sea Supply Plc	90	82
Windsor group	98	—
CalPetro Tankers (Bahamas I) Limited	—	28
CalPetro Tankers (Bahamas II) Limited	—	28
CalPetro Tankers (IOM) Limited	—	28

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

A summary of balances due from related parties as at June 30, 2015 and December 31, 2014 is as follows:

(in thousands of $)	2015	2014
Ship Finance International Limited	2,745	3,444
Seatankers Management Co. Ltd	290	320
Archer Limited	111	100
Northern Offshore Ltd	—	13
Golden Ocean Group Limited	6,247	1,490
Seadrill Limited	488	557
North Atlantic Drilling Limited	447	817
Frontline 2012 Ltd	2,996	3,672
Deep Sea Supply Plc	100	61
Arcadia Petroleum Limited	297	124
Knightsbridge Shipping Limited	—	2,039
VLCC Chartering	89	—
	13,810	12,637

A summary of balances due to related parties as at June 30, 2015 and December 31, 2014 is as follows:

(in thousands of $)	2015	2014
Ship Finance International Limited	(39,666)	(45,244)
Seatankers Management Co. Ltd	(294)	(343)
Golden Ocean Group Limited	(2,654)	(914)
Windsor Group	—	(5,844)
Arcadia Petroleum Limited	(4)	—
Frontline 2012 Ltd	(6,865)	(3,048)
Knightsbridge Shipping Limited	—	(320)
	(49,483)	(55,713)

The long term related party balance payable of $103.6 million at June 30, 2015 (December 31, 2014: $110.0 million) is the long term portion of the loan note due to Ship Finance and is the remaining termination fee payable for Front Champion, Golden Victory. Front Opalia, Front Commerce and Front Comanche. $18.1 million at June 30, 2015 (December 31, 2014: $9.3 million) has been recorded as a short term related party balance payable. The loan note is being repaid using similar repayment terms to the original lease and incurs interest at 7.254%. Interest expense of $4.3 million has been recorded in the six months ended June 30, 2015 (six months ended June 30, 2014: $2.8 million).

14. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $0.4 million. As of June 30, 2015, the Company has placed $0.4 million (December 31, 2014: $0.4 million) into a restricted bank account at SEB as support for the guarantee. The guarantee expires on December 31, 2015.

As of June 30, 2015, the Company had four (December 31, 2014: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. These charters are accounted for as capital leases and the lessor has options to put each of these vessels on the Company at the end of the lease terms on December 31, 2015. The total amount that the Company would be required to pay under these put options is $36 million (December 31, 2014: $36 million).

As of June 30, 2015, the Company was committed to make newbuilding installments of nil. (December 31, 2014: $40.9 million).

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

15. SUBSEQUENT EVENTS

On July 1, 2015, the Company, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of Frontline, and Frontline 2012 entered into an agreement and plan of merger, or the Merger Agreement, pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, with Frontline 2012 as the surviving legal entity, or the Surviving Company, and thus becoming a wholly-owned subsidiary of the Company. Subsequent to the merger, the Surviving Company is expected to merge into the Company, or the Combined Company, which will retain the Company’s name. After the merger is completed the Combined Company expects to become one of the world's leading tanker companies. Pursuant to the Merger Agreement, one share in Frontline 2012 will give the holder the right to receive 2.55 shares in the Company. The exchange ratio is based on June 30, 2015 net asset value broker estimates for the Company and Frontline 2012. The Company is expected to issue a total of approximately 584 million shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and the Frontline 2012 shares held by the Company (subject to rounding for fractional shares). Completion of the merger is subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. The merger is also subject to approval by the shareholders of the Company and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015 and the merger is expected to close as soon as possible thereafter. Following completion of the merger, the Company will (subject to rounding for any fractional shares) have approximately 782 million shares outstanding. This transaction will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance.

In August 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995 built Suezmax tanker Front Glory. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance terminated on September 10, 2015. The Company received a compensation payment of $2.2 million from Ship Finance for the termination of the current charter.

In September 2015, the Company agreed with Ship Finance to terminate the long term charter for the 1995 built Suezmax tanker Front Splendour. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance is expected to terminate at the end of October 2015. The Company will receive a compensation payment of approximately $1.3 million from Ship Finance for the termination of the current charter.